Exhibit 99.1

[CONVENIENCE TRANSLATION FROM HEBREW ORIGINAL]

SHARE PURCHASE AGREEMENT

Made and signed on the 4th day of August, 2026

Being the 21st day of Av, 5786

Between:

1.	Mertens Computer Consultants Ltd., company number 512655887 (hereinafter: “Mertens”)

2.	Malam Training Ltd., company number 512201187 (hereinafter: “Malam”)

both of 53 Avshalom Gissin Street, Petah Tikva

Telephone: 03-9278300; Fax: 03-9278203

both by their authorized signatories, Messrs.

Ilan Tooker and Eldar Brookmayer

(Mertens and Malam shall hereinafter jointly and severally be referred to as: the “Purchaser” or “Malam Tim”)

And between:

Hub Cyber Security Ltd., company number 51-102937-3

of 2 Kaplan Street, Tel Aviv

(hereinafter: the “Seller”)

And between:

1.	Qpoint Technologies Ltd., company number 51-435889-4

of 30 HaHaroshet Street, Or Yehuda

(hereinafter: “Qpoint”)

2.	Aginix Engineering and Management Ltd., company number 51-112130-3 of 30 HaHaroshet Street, Or Yehuda

(hereinafter: “Aginix”)

3.	Senscom Consulting and Project Management Ltd., company number 51-260458-8 of 30 HaHaroshet Street, Or Yehuda

(hereinafter: “Senscom”)

4.	Integral Telemanagement Services Ltd., company number 51-303651-7 of 30 HaHaroshet Street, Or Yehuda

(hereinafter: “Integral”)

5.	Qpoint Solutions Ltd., company number 51-581670-0

of 30 HaHaroshet Street, Or Yehuda

(hereinafter: “Solutions”)

WHEREAS: the Seller is the owner and holder, in ordinary holding, of 374 ordinary shares, of NIS 1 par value each, of Qpoint, constituting all of the issued and paid-up share capital of Qpoint;

WHEREAS: the Seller and Qpoint are the owners and holders, in ordinary holding, of 427 and 428, respectively, ordinary shares, of NIS 1 par value each, of Aginix, constituting all of the issued and paid-up share capital of Aginix, and in addition Aginix is the owner and holder of 180 ordinary shares, of NIS 1 par value each, of Aginix, constituting treasury shares (hereinafter: the “Treasury Shares”);

WHEREAS: the Seller and Qpoint are the owners and holders, in ordinary holding, of 17,332 and 17,373, respectively, ordinary shares, of NIS 0.01 par value each, of Senscom, constituting all of the issued and paid-up share capital of Senscom;

WHEREAS: the Seller and Qpoint are the owners and holders, in ordinary holding, of 153,088 and 153,455, respectively, ordinary shares, of NIS 0.01 par value each, of Integral, constituting all of the issued and paid-up share capital of Integral;

WHEREAS: Qpoint is the owner and holder, in ordinary holding, of 100,000 ordinary shares, of NIS 0.01 par value each, of Solutions, constituting all of the issued and paid-up share capital of Solutions;

WHEREAS: Qpoint, Aginix, Senscom, Integral and Solutions (hereinafter together: the “Group” and each individually: the “Company”) are engaged in and specialize in providing technological solutions in the fields of software, quality assurance, computing infrastructure and digital optimization (hereinafter: the “Field of Activity”);

WHEREAS: the Seller and Qpoint wish to sell to Mertens and Malam all of the shares of the Group held by them (hereinafter: the “Sold Shares”), such that following the acquisition, Mertens shall hold 100% of the issued and paid-up share capital of Qpoint, Solutions and Aginix, and Malam shall hold 100% of the issued and paid-up share capital of Senscom and Integral, on a fully diluted basis, all in accordance with the provisions of this Agreement;

WHEREAS: Mertens and Malam wish to purchase from the Seller and Qpoint the Sold Shares, such that following the acquisition, Mertens shall hold 100% of the issued and paid-up share capital of Qpoint, Solutions and Aginix, and Malam shall hold 100% of the issued and paid-up share capital of Senscom and Integral, on a fully diluted basis, all in accordance with the provisions of this Agreement;

WHEREAS: the Parties wish to set forth in writing the agreements between them in connection with the purchase of the Sold Shares by the Purchaser;

NOW THEREFORE, it is agreed, declared and stipulated between the Parties as follows:

1.	Introduction

1.1.	The preamble to this Agreement, together with its declarations and annexes, constitutes an integral part hereof. In the event of any inconsistency or contradiction between the provisions of this Agreement and the provisions of any of its annexes, the provisions of this Agreement shall prevail.

1.2.	The division of this Agreement into chapters, sections and subsections, as well as the captions given to the chapters/sections of the Agreement, are for convenience only and shall not be used for purposes of interpreting the Agreement.

1.3.	It is hereby agreed that a material change, for the purposes of this Agreement, is a change in the amount of 5% of the Group’s consolidated turnover.

1.4.	Attached to this Agreement are the following annexes:

Annex 3.1	-	Method of calculating the Consideration.

Annex 4.1.1	-	The incorporation documents of each of the Group companies.

Annex 4.1.2	-	An up-to-date report of the Registrar of Companies with respect to each of the Group companies, as of the date of execution of this Agreement.

Annex 4.1.4	-	Details of the registered and issued capital of each of the Group companies.

Annex 4.1.11	-	Details of the liens registered over each of the Group companies.

Annex 4.1.12	-	Details of the guarantees, security interests or indemnity letters granted by the Company.

Annex 4.1.14	-	The solo financial statements of each of the Group companies.

Annex 4.1.19	-	Required approvals for completion of the transaction.

Annex 4.1.22	-	A list of all employees of each of the Group companies, as of the date of execution of this Agreement, including salary cost. It is agreed that such list may include a deviation of up to 10% in the data, and this shall not be deemed an inaccuracy or a breach of this representation.

Annex 4.1.29	-	A list of the ten largest customers of each of the Group companies.

Annex 4.1.40	-	Details of the bank accounts of each of the Group companies.

Annex 4.1.41	-	A list of the insurance policies owned by each of the Group companies, together with a no-claims letter, as of the date of execution of the Agreement.

Annex 6.1.3	-	Letter of instructions to the Trustee, as defined below.

Annex 7.1.1	-	Form of instruments of transfer of the Sold Shares to the Purchaser.

Annex 7.1.2	-	Form of letter regarding waiver of claims by each of the directors of each of the Group companies in connection with their service as directors.

Annex 7.1.3	-	Confirmation of the Seller’s internal legal counsel that the Seller’s board of directors and the board of directors of each of the Group companies approved the entry into this Agreement and the sale of the Sold Shares to the Purchaser.

Annex 7.1.4	-	Form of minutes of the shareholders’ meeting of each of the Group companies, pursuant to which the shareholders approve: (1) the transfer of the Sold Shares to the Purchaser; (2) the cancellation of all agreements and undertakings to which the Seller is a party (if any) with the Company; and (3) the appointment of the Purchaser’s directors to the board of directors of each of the companies.

Annex 7.1.7	-	Form of the Seller’s written confirmation regarding the correctness of the representations as of the completion date.

2.	The Transaction

2.1.	The Seller and Qpoint shall sell and transfer to Mertens and Malam, on the Completion Date of the Transaction (as this term is defined below) and against payment of the consideration set forth in this Agreement, the Sold Shares owned and held by them, such that following completion of the transaction Mertens shall hold 100% of the issued and paid-up share capital of Qpoint, Solutions and Aginix, and Malam shall hold 100% of the issued and paid-up share capital of Senscom and Integral, on a fully diluted basis, all in accordance with the provisions of this Agreement.

2.2.	The Sold Shares shall be transferred to the Purchaser on the Completion Date of the Transaction when they are Clean and Free (as this term is defined below), against payment of the consideration set forth in this Agreement.

“Clean and Free” - clean and free of any lien, pledge, mortgage, attachment, claim, debt, restriction, right of retention, right of set-off, power of attorney, and any other right of any third party whatsoever, including a right of first refusal, preemptive right, right of first offer, tag-along right, drag-along right, anti-dilution right, or an undertaking to perform or grant any of the foregoing, and there is no regulatory or other restriction on the transfer of the shares and/or on the holding thereof, including by way of making their transfer and/or holding conditional upon any terms whatsoever.

2.3.	It is hereby agreed that as of the Completion Date of the Transaction, as defined below, the Group’s cash balance, less the Group’s financial debt, shall be zero or positive.

“Cash Balance” - the aggregate of all cash and cash equivalent balances of the Group in all its bank accounts, as of the Completion Date of the Transaction.

“Financial Debt” - the aggregate of all debts and financial liabilities of the Group to third parties (including banks and financial institutions), as of the Completion Date of the Transaction.

2.4.	On the Completion Date of the Transaction, a trial balance of each of the Group companies, as of the end of the month preceding the Completion Date, shall be presented and delivered to the Purchaser (hereinafter: the “Final Balance Sheet” and the “Date of Delivery of the Final Balance Sheet”, respectively), to be prepared by the Group’s accountant.

3.	Consideration

3.1.	In consideration for the sale of the Sold Shares, the consideration in the amount of NIS 26,464,000 (twenty-six million four hundred and sixty-four thousand New Israeli Shekels) shall be paid to the Seller, as detailed below (Annex 3.1 attached hereto):

3.1.1.	Mertens shall pay the Seller an amount of NIS 21,090,000 (twenty-one million and ninety thousand New Israeli Shekels).

3.1.2.	Malam shall pay the Seller an amount of NIS 5,374,000 (five million three hundred and seventy-four thousand New Israeli Shekels).

3.2.	The consideration specified above does not include VAT. Should VAT apply to any of the payments under this Agreement, VAT shall be added to the amount of the consideration and shall be paid by the Purchaser against a lawful tax invoice.

3.3.	The Seller shall bear in full all tax payments applicable to it as a result of the sale of the Sold Shares, insofar as applicable.

4.	Representations, Undertakings and Warranties

4.1.	The Seller, with respect to the representations regarding itself as set forth below, and each of the Group companies, with respect to itself (for the purposes of this Section, the “Company”), hereby represent and undertake as follows:

4.1.1.	The Company is a private limited liability company, duly incorporated under the laws of the State of Israel and duly registered with the Registrar of Companies. Annex 4.1.1 to this Agreement is a true and up-to-date copy of all of the Company’s incorporation documents (in this Section, the “Incorporation Documents”). Except as set forth in the Company’s articles of association, there is no document and/or agreement and/or arrangement, whether in writing or oral, relating to the Company and/or to the relations among the shareholders of the Company and/or any third party, including with respect to the Sold Shares, the grant of options, right of first refusal, right of first offer, tag-along right, drag-along right, phantom right, anti-dilution right, right to allot shares, veto right, preemptive right, sale or purchase agreements, and the like.

4.1.2.	An up-to-date report of the Registrar of Companies with respect to the Company, as of the date of execution of this Agreement, is attached as Annex 4.1.2 to this Agreement and forms an integral part hereof.

4.1.3.	The Seller (as of the date of signing of the Agreement and as of the Completion Date of the Transaction), or any of the companies (as of the date of signing of the Agreement and as of the Completion Date of the Transaction), is not registered as a “law-breaching company” with the Registrar of Companies, and there is no application, resolution or order for the appointment of a receiver, liquidator and/or special manager (temporary or permanent) or for the liquidation of the Company, and no rehabilitation proceedings, compromise or arrangement with creditors and/or stay of proceedings under Sections 350 and/or 351 of the Companies Law are pending with respect to the Company.

4.1.4.	As of the date of execution of this Agreement, the registered and issued capital of the Company and the directors of the Company are as detailed in Annex 4.1.4 to this Agreement.

4.1.5.	The Seller, alone or through Qpoint, holds 100% of the issued and paid-up ordinary share capital of the Company and, apart therefrom, no other person and/or entity holds, has held or will hold (until the Completion Date of the Transaction) any shares of the Company, and no third party whatsoever has any right whatsoever in the shares of the Company. For the avoidance of doubt, the foregoing does not apply to the Treasury Shares.

4.1.6.	The Seller hereby waives, absolutely, finally, unconditionally and irrevocably, any right that it has or may have under the Incorporation Documents and/or under shareholders’ agreements and/or under any law, which may impair and/or derogate from the rights of the Purchaser under this Agreement.

4.1.7.	There are no resolutions of the shareholders’ meeting of the Company and/or resolutions of the board of directors of the Company that contradict the representations and undertakings contained in this Agreement, including in connection with the transfer of the Sold Shares to the Purchaser.

4.1.8.	The Company does not owe any amounts whatsoever to the Seller or to Qpoint (as applicable to the relevant Company) in its capacity as shareholder of the Company and/or to officers and/or directors, present or past, of the Company, including their relatives or corporations in which any of them has a right, directly and/or indirectly (hereinafter: “Interested Parties”), and they do not have and shall not have any claim whatsoever against the Company. No loans whatsoever were made by the Company to Interested Parties in the Company and/or entities related to such Interested Parties, nor was any benefit whatsoever granted to them, and no undertaking to do so was given. In addition, as of the Completion Date of the Transaction, the Company shall not be bound by any agreement whatsoever with any of the Interested Parties and/or entities related to such Interested Parties, and there shall be no agreement, undertaking, understanding, whether oral or written, on any matter between the Company and the Interested Parties therein and/or entities related to such Interested Parties, except for the agreement dated January 10, 2022 regarding the provision of various services by the Seller, which the Company shall be entitled to terminate at its discretion.

4.1.9.	As of the date of execution of this Agreement, the directors of the Company are as detailed in Annex 4.1.4. The directors were duly elected and appointed. The directors have no and shall have no claim, demand or cause of action against the Company and/or the Purchaser in connection with their service as directors of the Company or the termination of such service as directors and/or as officers of the Company.

4.1.10.	There are valid exemption and indemnification undertakings in favor of the directors in effect as of the date of execution of this Agreement. It is clarified that the directors and officers are not insured under directors’ and officers’ liability insurance.

4.1.11.	The Company is the sole owner of all of its assets. Annex 4.1.11 constitutes the details of the liens registered against the Company. Except for the liens specified in the annex, the Company has not undertaken to create any liens and shall not create any liens with respect to its assets until the Completion Date of the Transaction.

4.1.12.	Except for the liens detailed in that annex, all assets, property and rights of the Company are clean and free, and the Company has not undertaken to grant any right whatsoever therein to any third party whatsoever.

4.1.13.	Annex 4.1.12 includes details of all guarantees and/or security interests and/or undertakings and/or indemnity letters granted by the Company to any third party, including as performance guarantees to the Company’s customers. Except as set forth in that annex, no guarantees or security interests or indemnity letters were granted by the Company, and no guarantees or security interests were granted by the shareholders of the Company for the benefit of the Company.

4.1.14.	The Company is not obligated under any agreement, whether in writing or oral, and/or under any law, to pay royalties and/or commissions and/or a percentage of its sales or profits to any third party whatsoever.

4.1.15.	Annex 4.1.14 to this Agreement is a copy of: (a) the Company’s solo financial statements, audited and duly signed, for the year 2024; (b) a compilation file of the financial data regarding the financial data for the year 2025 and the trial balances used for the compilation of each and every company, including additional journal entries approved by EY, being the data included in the Seller’s financial statements (hereinafter: the “Compilation File”); and (c) a trial balance of the Company as of May 31, 2026 (collectively hereinafter: the “Financial Statements”).

4.1.16.	The audited financial report for the year 2024 was prepared by the Company’s auditor and is prepared in accordance with IFRS and describes the Company’s business, accounting and financial condition (its liabilities, equity, debts, rights and assets) and the results of its operations for the periods reported therein. There is no item that should have been reflected in the Financial Statements, in accordance with the accounting standards, which is not reflected therein, and they do not include any misleading item whatsoever. The Sellers are aware that the consideration for the Sold Shares is based and relies, inter alia, on the Compilation File.

4.1.17.	As from the date of signing of the Financial Statements, the business of the Company has been conducted in the ordinary course of business, no event has occurred that may adversely affect the Company’s business and/or financial condition and/or its assets and/or rights and/or liabilities and/or equity as presented in the Financial Statements, and the Sellers are not aware of any fact and/or any other event whatsoever which, by itself or together with other events, may materially adversely affect the condition of the Company’s business and/or its financial condition.

Since the date of the Financial Statements, and except as set forth in Annex 4.1.16, the Company has not declared, made or undertaken to make any distribution (as this term is defined in the Companies Law) in any manner whatsoever.

4.1.18.	The Company has no real estate assets and/or rights in real estate.

4.1.19.	Except as set forth in Annex 4.1.18, the Company is not involved, whether as plaintiff or as defendant, and it does not intend to initiate any legal proceeding whatsoever (hereinafter: “Legal Proceedings”).

In addition, no written notice has been received regarding an intention to take legal proceedings against any member of the Group, its assets and/or its officers in their capacity as such, or proceedings against the Seller intended to prevent, frustrate or delay the consummation of the transaction under this Agreement.

4.1.20.	Subject to the fulfillment of the condition precedent of obtaining the approval of the Commissioner of Competition, and except as set forth in Annex 4.1.19, there is no impediment whatsoever, of any kind, including under the Incorporation Documents of the Company, to the Seller entering into this Agreement and performing its obligations hereunder in full, and its entry into and performance of this Agreement, including the performance of its obligations hereunder, do not conflict with and/or contravene and do not constitute a breach of any agreement and/or undertaking of the Seller toward any third party whatsoever, and no additional consents and/or approvals are required under any law and/or agreement, and it is not aware of any such requirement under applicable law.

4.1.21.	The Company (other than Qpoint) has no holdings in the capital and/or shares and/or securities of any other corporation whatsoever, including a partnership, cooperative society or other legal entity. Except in the ordinary course of the Company’s business, the Company has not undertaken to provide loans and/or guarantees and/or to invest in the capital of any corporation whatsoever, and it does not participate, nor is it obligated to participate, in any partnership whatsoever, whether registered or not.

Qpoint is a shareholder in Solutions, Integral, Senscom and Aginix, and apart from that, the foregoing in this section also applies and is true with respect to Qpoint.

4.1.22.	The Seller and/or the Company have complied and comply with not paying and/or giving and/or offering and/or promising to pay or give any bribe to a public servant and/or a foreign public servant, as those terms are defined in the Penal Law, 5737-1977, whether directly or indirectly, and they do not perform any act contrary to the provisions of the Penal Law or other relevant laws regarding the prevention of bribery and/or corruption.

Without derogating from the generality of the foregoing, the Seller and/or the Company did not offer, promise, approve, solicit, pay or give, whether directly or indirectly, money or anything of value for the purpose of: (1) influencing any act, decision or omission of a public servant and/or foreign public servant for the purpose of obtaining business or retaining business or securing any business advantage whatsoever; or (2) soliciting a public servant and/or foreign public servant to act improperly in the performance of his office; or (3) soliciting a public servant and/or foreign public servant to use his influence with the government, a governmental authority, or any other body to perform an improper act for the purpose of obtaining or retaining business.

4.1.23.	Annex 4.1.22 to this Agreement is a list of all employees of each of the Group companies, as of the date of execution of this Agreement, including salary cost. It is agreed that such list may include a deviation of up to 10% in the data, and this shall not be deemed an inaccuracy or a breach of this representation.

Except as set forth in Annex 4.1.22, no employee has been given any undertaking or promise, whether in writing or orally, regarding additional salary or any additional compensation whatsoever (including options or shares) from the Company.

4.1.24.	All of the Company’s personnel are employed pursuant to employment agreements or personal engagement agreements, as applicable. There are no unwritten practices in the Company in connection with labor relations and/or employee option plans.

4.1.25.	The Company complies with the requirements of law regarding employment terms and wages. The amounts due to the Company’s employees or that the Company is required to deposit with third parties, whether by law or pursuant to an agreement, arrangement or practice, have been paid or deposited in full or, as applicable, fully accrued in the Financial Statements, as required in accordance with accepted accounting principles.

4.1.26.	As of the date of execution of this Agreement, and except as set forth in Annex 4.1.25, there are no outstanding demands or claims of the Company’s employees and/or service providers against the Company with respect to their employment and/or the provision of services, as applicable, other than in the ordinary course of the Company’s business.

4.1.27.	There is no workers’ committee or other employee representative body in the Company. The Company is not a member of any employers’ organization and, to date, has not received any demand to pay membership fees.

4.1.28.	The Company has not received any written notice from any of its senior employees regarding his or her intention to terminate his or her employment and/or engagement with the Company, and neither the Company nor the Sellers are aware of any intention of any of them to terminate his or her employment and/or engagement with the Company.

4.1.29.	The Company is not a party to any special collective agreement. The Company is not conducting any negotiations in connection with any special and/or general collective agreement.

4.1.30.	Annex 4.1.29 includes the list of the Company’s 10 largest customers, whether under written agreements or oral agreements or in any other manner. The Sellers represent that the customers are paying and that no written claim has been raised regarding a material breach of the Company’s engagement with any of such customers, and the Seller and/or the Company are not aware of any intention on the part of any of the customers to cancel and/or make changes to and/or shorten the term of engagement with the Company, and the Sellers and/or the Company are not aware of any ground that would permit the cancellation, change or shortening of any of the engagements with the Company, except for termination in accordance with the provisions of the agreement with the customer.

4.1.31.	No benefits or grants have been granted to the Company by any governmental or statutory authority, in Israel or abroad, that require the Company to comply with specific conditions and/or grants that it is required and/or may be required to repay.

4.1.32.	All taxes, fees and other mandatory payments (hereinafter: the “Mandatory Payments”) payable by the Company up to the Completion Date of the Transaction and whose due date has arrived have been paid and/or are reflected in the Financial Statements in accordance with accepted accounting principles, including any demand from such authority for payment of any of the Mandatory Payments or any penalty in respect thereof.

For the avoidance of doubt, the term “Tax” or “Taxes” includes any tax, levy or other mandatory payment of a similar nature, including National Insurance contributions and national health insurance contributions, property levy, value added tax (VAT), fee, municipal tax (arnona), customs duty or purchase tax, as well as any linkage differentials, interest and penalties imposed in connection therewith.

4.1.33.	The Company has completed and filed, within the time periods prescribed by the laws applicable to it, with the tax authorities and all other authorities, all reports that are required to be filed duly and on time, and shall ensure that they are filed in respect of the year 2024 and up to the Completion Date of the Transaction, and all taxes and other payments required from the Company by the tax authorities and/or any other authority up to the Completion Date of the Transaction, or which the Company undertook in the reports it filed, including withholding liabilities, have been paid in full or fully accrued in the Financial Statements, including interest, linkage differentials and penalties, and no written demand has been received from any tax authority alleging that the Company has failed to complete and file such reports.

4.1.34.	The Company is not delinquent in filing any report or other document or in making any payment to a tax authority and/or any other governmental authority under any law.

4.1.35.	The Company maintains its books of account in accordance with all applicable law and is registered with the records of the income tax authorities, VAT authorities and the National Insurance Institute. The Company’s books reflect, in all material respects, all liabilities to the relevant tax authorities and all tax and Mandatory Payment accruals applicable by law that have not yet been paid by it, as well as all accruals for the Company’s employees in respect of severance pay, annual vacation and recuperation pay for the period ending on the date of the Financial Statements.

4.1.36.	All of the Company’s annual tax returns relating to the years up to and including 2024 were duly filed with the tax authorities.

4.1.37.	The Company is not the owner of any registered intellectual property rights and/or applications to register such rights.

4.1.38.	Except in the ordinary course of business, the Company is not obligated under any law and/or under any agreement to pay any royalties or any other payment to any third party whatsoever for the use of any intellectual property rights of any third party whatsoever, and no third party whatsoever has any right to receive royalties or any payment whatsoever as aforesaid in respect of the Company’s intellectual property rights.

4.1.39.	The Company is not infringing, and has never infringed, any intellectual property rights whatsoever of any third party whatsoever, and no claims and/or demands, directly or indirectly, related to its intellectual property rights have been filed against it.

4.1.40.	Except as set forth in Annex 4.1.39, no loans and/or credit of any kind, including shareholder loans, have been made available to the Company, and it has not issued capital notes and has not provided any loans and/or credit of any kind.

4.1.41.	The Company’s bank accounts are as detailed in Annex 4.1.40 to this Agreement. Other than the aforesaid bank accounts, the Company has no additional bank accounts.

4.1.42.	Annex 4.1.41 details the insurance policies owned by the Company and includes details of their monetary scope, the coverage limits of each policy and their validity, and a no-claims letter as of the date of execution of the Agreement is also attached.

4.1.43.	The Company has never issued a physical share certificate in respect of the Company’s shares.

4.1.44.	Without derogating from all the representations set forth above and below in this Agreement, the Seller is not aware, as of the date of execution of this Agreement, of any fact, agreement, claim, proceeding or any other event whatsoever that may be, by itself or together with others, of a materially adverse effect on the condition of the Company’s business. For the avoidance of doubt, the foregoing does not apply with respect to events or circumstances affecting the economy generally.

4.2.	The Purchaser hereby represents, confirms and undertakes toward the Sellers, as follows:

4.2.1.	It is entering into this Agreement and agrees to pay the consideration and to purchase from the Seller or Qpoint the Sold Shares, in reliance upon the correctness of all of the representations, warranties, confirmations and undertakings set forth above, the examination of the documents and supporting documents presented by the Seller, as specified in this Agreement and its annexes, and in reliance upon the due diligence examination it conducted.

4.2.2.	Prior to the execution of this Agreement, all approvals and resolutions required from its corporate organs, including the board of directors of the Purchaser, for its entry into this Agreement, have been obtained.

4.2.3.	It has all means required for the performance of all of its obligations under this Agreement, including the financial capabilities required for payment of the consideration.

5.	Interim Period Covenants

5.1.	The Seller shall itself act and shall cause that, during the Interim Period (as defined below), each of the Group companies shall act as follows:

5.1.1.	It shall conduct its business in the ordinary course of business, for the benefit of the Company and in accordance with all applicable law, and in the same manner and in the same way in which its business was conducted previously, shall perform all agreements to which it is a party, shall fulfill all of its obligations thereunder, and shall not take any action or undertake any obligation that may materially adversely affect its business or financial condition, including:

5.1.1.1.	It shall pay its debts and all payments that it is required to pay, in full and on time.

5.1.1.2.	It shall fulfill its obligations in accordance with any law or agreement, in the ordinary course of business.

5.1.1.3.	It shall use reasonable efforts to preserve relationships with suppliers and customers.

5.1.1.4.	It shall cause the insurance policies insuring it, which were in effect as of the date of execution of this Agreement, to remain in effect and on the same terms, unless the terms are improved in its favor.

5.1.1.5.	It shall refrain from entering into extraordinary transactions, as defined in the Companies Law, including transactions with interested parties, and from any action that may result in an adverse change in the representations, declarations and undertakings of the Company and the Sellers.

5.1.1.6.	It shall take all actions required for the conduct of its business and shall make all payments, levies and taxes required from it by law, on the date prescribed for them by law.

5.1.1.7.	It shall manage its financial and accounting activity in the ordinary course, including with respect to its working capital and cash management, and shall not change the accounting method according to which it acted until the date of execution of this Agreement.

6.	Conditions to Completion of the Transaction

6.1.	The performance and completion of the transaction under this Agreement are conditional upon the fulfillment of all of the following conditions, cumulatively (hereinafter: the “Conditions to Completion”):

6.1.1.	Receipt of the approval of the Commissioner, as defined in the Economic Competition Law, 5748-1988 (hereinafter: the “Economic Competition Law”), for this Agreement, without burdensome conditions for any of the parties, within 90 days from the date of execution of this Agreement (hereinafter: the “Interim Period”).

6.1.2.	All of the Seller’s representations and declarations under this Agreement are true and accurate also as of the Completion Date of the Transaction, except to the extent changes have occurred therein that are not, in the aggregate, materially adverse.

6.1.3.	Approval has been received from the holders of the liens specified in Annex 4.1.11 for the sale and transfer of the Sold Shares to the Purchaser, or alternatively the liens have been deleted, and with respect to the lien registered in favor of Mr. Tamas Gottdiener (hereinafter: the “Lienholder”), all documents required for removal of the lien, duly signed and notarized, have been deposited in escrow with IBI Trust Company Ltd. (hereinafter: the “Trustee”), together with an irrevocable instruction to release them for filing with the Registrar of Companies upon deposit of the consideration with the Trustee. The parties hereby instruct the Trustee to transfer the consideration, or part thereof, to the Lienholder after receipt of the Registrar of Companies’ confirmation of the deletion of the lien and the transfer of the Sold Shares to the Purchaser. The parties shall sign a letter of instructions to the Trustee, in the form attached as Annex 6.1.3 to this Agreement, which shall include instructions in accordance with this section (the “Letter of Instructions to the Trustee”).

6.1.4.	The approvals specified in Annex 4.1.19 to this Agreement have been obtained.

6.1.5.	No impediment has arisen under any law to the consummation of the transaction, including the existence of any legal proceeding, including a temporary or permanent injunction, that may prevent any of the parties from consummating the transaction contemplated by this Agreement.

6.2.	The parties shall act jointly to obtain the Commissioner’s approval for this Agreement, including execution of all documents required. Without derogating from the foregoing, shortly after the date of execution of this Agreement, the parties shall file a joint application with the Competition Authority in order to obtain the approval of the Commissioner.

6.3.	It is hereby agreed that the Completion Date of the Transaction shall be set no later than the fifth business day following the fulfillment of the condition set forth in Section 6.1.1, namely, the date of receipt of the Commissioner’s approval (above and below: the “Completion Date of the Transaction”), insofar as such approval is received and subject to fulfillment of the remaining Conditions to Completion, or on such other date as shall be agreed between the parties.

6.4.	To the extent the Commissioner does not approve the performance of this Agreement during the Interim Period, this Agreement shall terminate, and neither party shall have any claim against the other with respect to such termination.

6.5.	Notwithstanding the provisions of Section 6.4 above, it is hereby agreed that if the Commissioner of Competition’s approval of the transaction contemplated by this Agreement is conditioned upon terms that may materially adversely affect and/or restrict any of the parties, each party shall have the right to notify the other party, within 3 business days from the date on which it became aware that the approval was conditioned upon such terms, that it seeks to cancel this Agreement, without this constituting a breach of any of the parties’ undertakings, and each party shall bear its own expenses.

7.	Transfer of the Sold Shares and Payment of the Consideration

7.1.	On the Completion Date of the Transaction, the parties shall meet at a place to be agreed between them, for the purpose of carrying out the actions required in accordance with this Agreement, for the simultaneous performance of all of the following actions (and not only part thereof), which shall be deemed to have been performed simultaneously at the same meeting, while the Purchaser shall pay to the Seller the consideration for the Sold Shares (as defined above), against the performance of the actions and receipt of the following documents, as follows:

The Seller / the Company

7.1.1.	The Seller shall deliver to the Purchaser share transfer deeds, signed by the Seller and Qpoint and duly authenticated, for the transfer of the Sold Shares to Mertens and to the Purchaser, in the form attached as Annex 7.1.1 to this Agreement.

7.1.2.	The Seller shall deliver a waiver letter, signed by each of the directors of each of the Group companies, including a mutual waiver by the directors and the relevant companies of any claims and/or causes of action and/or demands whatsoever by each against the other due to the service of the relevant director as a director and the termination of such service, in the form attached as Annex 7.1.2 to this Agreement.

7.1.3.	The Seller shall deliver a confirmation from the Seller’s internal legal counsel that the Seller’s board of directors and the board of directors of each of the Group companies approved the entry into this Agreement and the sale of the Sold Shares to the Purchaser, in the form attached as Annex 7.1.3.

7.1.4.	The Seller shall deliver minutes of a shareholders’ meeting of each of the Group companies, in the form attached as Annex 7.1.4, pursuant to which the shareholders approve: (1) the transfer of the Sold Shares to the Purchaser; (2) the cancellation of all agreements and undertakings to which the Seller is a party (if any) with the Company; and (3) the appointment of the Purchaser’s directors to the board of directors of the Company.

7.1.5.	The Seller shall transfer to the Purchaser an updated copy of the Company’s register of shareholders reflecting the transfer of the Sold Shares to the Purchaser, duly signed by the Company.

7.1.6.	The Seller shall update or file online with the Registrar of Companies the following documents, as follows:

7.1.6.1.	All documents required for the deletion of the lien registered in favor of the Lienholder, which shall be received upon release from escrow as set forth in Section 6.1.3 above.

7.1.6.2.	Upon receipt of the Registrar of Companies’ confirmation regarding the cancellation of the lien in favor of the Lienholder, the filing of a notice regarding the transfer of the Sold Shares to the Purchaser.

7.1.6.3.	The appointment of the Purchaser’s directors as directors in each of the Group companies.

7.1.7.	The Seller shall deliver to the Purchaser a written confirmation that all of the representations and declarations of the Seller and each of the Group companies in this Agreement are true and accurate also as of the Completion Date of the Transaction, except for changes which in the aggregate are not materially adverse, in the form attached as Annex 7.1.7.

7.1.8.	The Seller shall deliver to the Purchaser a trial balance, as of the end of the month preceding the Completion Date, of each of the companies in the Group of Companies.

7.1.9.	The Seller shall deliver to the Purchaser bank balance statements of each of the Group companies, updated to two business days prior to the Completion Date of the Transaction.

7.1.10.	The Seller shall deliver to the Purchaser a valid certificate of exemption (full or partial, as appropriate and in effect) from withholding tax with respect to the Seller, and in the absence of such certificate tax shall be withheld at source in accordance with law from any amount paid pursuant to and in accordance with this Agreement by the Purchaser, and the Seller shall have no claim and/or cause of action in connection therewith.

7.1.11.	The Seller shall deposit with the Purchaser a bank guarantee or insurance policy, as detailed in Section 8.5 of this Agreement.

The Purchaser

7.1.12.	Mertens and Malam shall pay to the Seller the consideration for the Sold Shares in accordance with the provisions of Section 3.1 above, by transferring the entire consideration to the Trustee.

It is hereby clarified that payment of the consideration to the Trustee as set forth in this section shall constitute payment to the Seller for all intents and purposes.

The transfer of the payment of the consideration to the Trustee shall be subject to receipt of confirmation from the Trustee regarding a temporary exemption granted to the Trustee from withholding tax and the Trustee’s undertaking that the responsibility for withholding tax rests with it.

7.1.13.	For the avoidance of doubt, it is clarified that the consideration shall be paid to the Seller on the Completion Date of the Transaction subject to the full fulfillment of all of the Conditions to Completion.

8.	Indemnification

8.1.	The Seller undertakes to settle any payment of debt and/or tax applicable to it and to Qpoint as shareholder of each of the Group companies, in respect of the period ending on the Completion Date of the Transaction.

8.2.	If it is discovered that there exists any tax liability (including with respect to audits by the Tax Authority for the period prior to signing and in respect of which there are no final tax assessments) of any of the Group companies to the tax authorities in respect of the period preceding the Completion Date of the Transaction, which was not reflected in the Financial Statements, the Seller shall transfer the amount of such tax liability to the relevant Company within 7 business days after receipt of a decision, the execution of which has not been stayed, requiring the Company to pay the tax. It is clarified that the Seller’s liability for payment under this section is not limited in amount.

8.3.	It is hereby agreed that if, during a period of 24 months (the “Indemnification Period”) from the Completion Date, it is discovered that any of the Seller’s representations (including the declarations, confirmations and undertakings) set forth in Section 4.1 of this Agreement proves to be incorrect and/or inaccurate and/or incomplete and/or misleading, in whole or in part (hereinafter: the “Incorrect Representation”), and as a result thereof the Purchaser or any of the Group companies incurs damage, loss, payment, charge, liability and/or expense (including legal expenses and customary attorneys’ fees) in connection with and/or resulting from and/or due to the Incorrect Representation, the Seller shall be responsible to indemnify and compensate the Purchaser therefor (hereinafter: the “Consequences of the Incorrect Representation”).

It is clarified that the Seller shall not be liable toward the Purchaser or any of the Group companies and shall bear no liability toward the Purchaser or any of the Group companies for indirect damage and/or consequential damage and/or special or punitive damage.

8.4.	It is hereby agreed that with respect to the indemnification liability referred to in Section 8.3 above, the following provisions shall apply:

8.4.1.	The indemnification obligation shall not apply so long as the Consequences of the Incorrect Representation are less than an aggregate amount of NIS 150,000 (one hundred and fifty thousand New Israeli Shekels). If the Consequences of the Incorrect Representation equal or exceed, in the aggregate, the aforesaid amount (NIS 150,000), the indemnification obligation shall apply from the first shekel.

8.4.2.	The Seller’s indemnification obligation toward the Purchaser pursuant to Section 8.3 above shall be limited to an amount equal to 20% of the total consideration specified in Section 3.1.

8.5.	Indemnification Demand

8.5.1.	If, according to the Purchaser, an indemnification cause of action arises as a result of an Incorrect Representation, it shall be entitled to claim indemnification and/or compensation for damages in respect thereof, in connection therewith or resulting therefrom by delivering a written notice to the Seller as soon as reasonably possible after it becomes aware of the occurrence of the damage (hereinafter: the “Indemnification Demand”), in which it shall specify: (a) the indemnification cause of action and that it is entitled to indemnification and/or compensation under this section; (b) its estimate of the Consequences of the Incorrect Representation alleged in the indemnification cause of action if not yet finally determined, or the Consequences of the Incorrect Representation if finally determined; and (c) reasonable details of the Consequences of the Incorrect Representation and the facts known to the Purchaser evidencing the Consequences of the Incorrect Representation.

8.5.2.	The Seller shall be entitled to deliver to the Purchaser a written notice within 21 days from the date of receipt of the Indemnification Demand (the “Response Period” and the “Response Notice”, respectively), pursuant to which it either (a) agrees to indemnify the Purchaser for all or part of the Consequences of the Incorrect Representation to which the Indemnification Demand relates, or (b) rejects the Indemnification Demand in full. It is clarified that failure to deliver a Response Notice by the expiration of the Response Period shall be deemed a rejection of the Indemnification Demand in full (any indemnification amount which the Seller refused to indemnify shall be referred to as the “Disputed Amount”).

8.5.3.	Within 7 business days from the date of delivery of the Response Notice or the expiry of the Response Period, whichever is earlier, the Purchaser shall be indemnified and/or compensated by the Seller for any amount included in the Indemnification Demand that is not the Disputed Amount (the “Undisputed Indemnification Amount”).

8.5.4.	In the event that the Seller disputes the indemnification cause of action and/or the Consequences of the Incorrect Representation, the Purchaser and the Seller shall act in good faith in order to find an agreed solution to the dispute in connection with the Disputed Amount. If the Purchaser and the Seller succeed in finding an agreed solution as aforesaid within twenty-one (21) days from the date of the Response Notice or from the end of the Response Period (as applicable), the parties shall execute a written settlement agreement in connection therewith, which shall be final and binding.

Unless otherwise stated in such agreement, the amount agreed by the parties under the settlement agreement shall be paid to the Purchaser within 7 business days from the date of execution of the said settlement agreement. If the Purchaser and the Seller do not succeed in finding a solution within the aforesaid twenty-one (21) days, the Seller and/or the Purchaser shall be entitled to apply to the competent court as set forth in this Agreement for the purpose of clarification and determination of the dispute, and in such event the payment determined by the competent court in a decision whose execution has not been stayed shall be made by the Seller promptly and in any event no later than 7 business days from the date on which such decision is given, together with all expenses awarded by the court (unless otherwise determined in the said judgment).

8.6.	Security

8.6.1.	It is hereby agreed that, in order to secure the performance by the Seller of the indemnification or compensation under this Agreement, out of the total consideration to be transferred by the Purchaser to the Trustee on the Completion Date of the Transaction, an amount equal to 15% of the consideration payable to the Seller in respect of the Sold Shares shall be held in escrow by the Trustee, in accordance with the Letter of Instructions to the Trustee (hereinafter: the “Deposit”).

8.6.2.	It is hereby agreed that after 12 months the amount of the Deposit shall be reduced and shall stand at an amount equal to 7.5% of the consideration paid to the Seller for the Sold Shares, until the end of the Indemnification Period, and the balance of the amount shall be released to the Lienholder.

9.	Notwithstanding the foregoing, it is hereby agreed that if a Response Notice has been delivered, the Deposit shall remain in effect until the execution of a settlement agreement as aforesaid or until a binding decision is received from a competent judicial tribunal in Israel.

10.	Execution of Documents

The parties to this Agreement undertake to sign any document and/or form that may reasonably be required, if required, in order to give effect to, or for the purpose of implementing, any provision of this Agreement.

11.	Non-Competition Undertaking

11.1.	The Seller undertakes that for a period of 3 years from the Completion Date (hereinafter: the “Non-Competition Period”), the following provisions shall apply to it, as follows:

11.1.1.	It shall not solicit customers, suppliers, employees, consultants, service providers or any person or corporation that has or had or will have business relations connected with the activities of any member of the Group, whether on its own initiative or at the initiative of any other person whatsoever, to reduce or curtail its activity with the relevant Company.

11.1.2.	Without derogating from any of the foregoing, it shall not solicit any of the employees of any of the Group companies to terminate or reduce his or her work with the relevant Company.

11.2.	The Seller hereby represents and confirms that it is aware of the great importance that the Purchaser attributes to the undertakings set forth in Section 11.1 above, and that, inter alia, on the basis of such undertakings, the Purchaser is entering into the transaction contemplated by this Agreement.

12.	Confidentiality Undertaking

The parties undertake to maintain in absolute confidence and not to disclose, in any manner whatsoever and to any party whatsoever, for an unlimited period of time, subject to the provisions of law, the transaction between the parties contemplated by this Agreement, including any detail concerning the transaction, except for matters agreed by the parties and except for parties to whom the information must be disclosed pursuant to any law. For the avoidance of doubt, nothing in this section shall derogate from the parties’ reporting obligations in accordance with any law, and any such report shall not be deemed a breach of this section.

13.	Transaction Expenses

Each party shall bear its own expenses in connection with this Agreement and the actions required for its performance and implementation (including attorneys and accountants).

14.	Governing Law

This Agreement and any matter related thereto shall be governed by Israeli law, and exclusive jurisdiction shall be vested in the competent court in Tel Aviv-Jaffa.

15.	Arbitration

15.1.	In the event of any dispute or difference of opinion arising between the parties and/or some of them in any matter relating to the existence, interpretation, performance or cancellation of this Agreement and/or its annexes and/or any provision thereof, the parties shall attempt to settle the dispute in negotiations between them in good faith. If the parties do not succeed in settling the dispute or differences of opinion between them, the matter shall be brought before a sole arbitrator who shall be an attorney or certified public accountant by profession, to be appointed by agreement of the parties from among 5 names proposed by the parties, within 15 (fifteen) days from the date on which a party to this Agreement requested this in writing.

15.2.	The arbitrator shall be selected by agreement of the parties. If no agreement is reached between the parties regarding the identity of the arbitrator within the aforesaid period, an arbitrator shall be appointed by the President of the Tel Aviv District Court pursuant to an application made to him by any of the parties, without the need for the consent of the other parties.

15.3.	The arbitrator shall be entitled to issue interim decisions and temporary orders.

15.4.	The arbitrator shall not be bound by the rules of procedure and the laws of evidence, but shall be subject to the substantive law and shall be required to give reasons in writing for every award and decision. The arbitration shall last no longer than 90 days. The arbitration shall be subject to a right of appeal before an arbitrator, in accordance with the law.

15.5.	This section constitutes a valid arbitration agreement within the meaning of the Arbitration Law, 5728-1968.

15.6.	The arbitration proceedings shall be confidential.

16.	Miscellaneous

16.1.	No conduct by any of the parties shall be deemed a waiver of any of its rights under this Agreement or under any law, or a waiver or consent on its part to any breach or non-fulfillment of any condition whatsoever, unless such waiver, consent, postponement, change or cancellation was made expressly in writing.

16.2.	This Agreement, together with its annexes, exhausts the entire agreements, conditions, representations and legal relations between the parties, and no proposal, summary, understanding, representation, draft or promise made or given prior to the execution of this Agreement, whether directly or for the benefit of a third party, by one party to another, whether in writing or orally, whether expressly or by implication, including the memorandum of understanding or transaction outline, and any negotiation, summary, understanding or agreement between the parties or any of them in connection with the matters contemplated by this Agreement, prior to its execution, whether in writing or orally, are hereby null and void, shall be deemed never to have been made, shall not be used for the interpretation of this Agreement, and shall not add to, detract from or change the obligations and rights of the parties as set forth in this Agreement or arising herefrom.

16.3.	The parties’ obligations and rights under this Agreement are not assignable or transferable without the prior written consent of all parties to the Agreement. This Agreement, together with its annexes, and any right and obligation thereunder, may not be assigned, transferred, conveyed or charged by the parties, except if expressly provided otherwise in this Agreement and its annexes or with the prior written consent of the other parties.

Notwithstanding the foregoing in this section, the Purchaser shall be entitled to assign its rights together with its obligations under this Agreement to another corporation that is part of the Malam-Team group.

16.4.	No amendment, addition, waiver or derogation from this Agreement after its execution shall be valid unless made in writing and signed by the parties. It is clarified that if the waiver is valid, it shall be valid only for the specific time and matter and shall not create any estoppel or bar in the future.

16.5.	If a party to this Agreement refrains from making use of any of its rights under the Agreement or under any law, or does not exercise such right at the relevant time, this shall not be deemed a waiver on its part of the said right.

16.6.	This Agreement does not constitute a contract for the benefit of a third party, and nothing herein grants rights to any person whatsoever, except for the direct parties hereto and except as expressly stated herein.

16.7.	Any provision and/or expression in the singular shall also include the plural, and vice versa; any provision and/or expression in the feminine shall also include the masculine, and vice versa; and any reference to a person shall also include a reference to a corporation, and vice versa.

16.8.	In the event it is determined that any provision in this Agreement is invalid, illegal or unenforceable, and provided that such determination does not frustrate the principal purpose of this Agreement, such determination shall not result in the invalidity of the remaining provisions of this Agreement and/or affect the validity, legality or enforceability of the remaining provisions of this Agreement.

16.9.	The parties’ addresses are as set forth in the preamble to this Agreement, and any notice sent to any of the parties by registered mail to the aforesaid address shall be deemed to have been delivered within 72 hours from the time of dispatch, and if sent by courier or by email, shall be deemed to have been delivered on the first business day after receipt thereof or within twenty-four (24) hours from dispatch by email, provided that the sending party verifies receipt of the notice. Each party shall be entitled to change its address, provided that it gives notice of its substitute address by registered letter at least four (4) business days in advance.

IN WITNESS WHEREOF, the parties have hereunto set their hands:

Mertens Computer Consultants Ltd.	Malam Training Ltd.	Hub Cyber Security Ltd.

Qpoint Technologies Ltd.	Aginix Engineering and Management Ltd.	Senscom Consulting and Project Management Ltd.	Integral Telemanagement Services Ltd.	Qpoint Solutions Ltd.

Attorney Certification	Attorney Certification

I, the undersigned, ________, Attorney at Law, of _____________, hereby certify that on __________ , __________ holder of ID No, _______, signed this Agreement on behalf of Hub Cyber Security Ltd., and that his signature binds Hub Cyber Security Ltd. for all intents and purposes in connection with this Agreement.	I, the undersigned, _______, Attorney at Law, of _________________, hereby certify that on __________ , __________ holder of ID No, _______, signed this Agreement on behalf of Mertens Computer Consultants Ltd. and Malam Training Ltd., and that their signatures bind Mertens Computer Consultants Ltd. and Malam Training Ltd. for all intents and purposes in connection with this Agreement.

Signature of Counsel	Signature of Counsel

Attorney Certification

I, the undersigned, _______, Attorney at Law, of ____________, hereby certify that on __________ , __________ holder of ID No, _______, signed this Agreement on behalf of ___________ , and that his signature binds ____________. for all intents and purposes in connection with this Agreement.

Signature of Counsel